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                                                                    EXHIBIT 23.8

February 11, 1998

To the Board of Directors of Forcenergy Inc:

     We hereby consent to the use of our reports dated February 7, 1997, February 9, 1996 and May 26, 1995, and our estimates of the net proved natural gas and oil reserves of Forcenergy Inc (the "Company"), as of January 1, 1997, 1996 and 1995, and to all references to our estimates of the net proved natural gas and oil reserves of the Company as of those dates, and to the references to our firm under the headings "Information Regarding Forcenergy -- Oil and Gas Reserves" and "Experts" in the Registration Statement and the Proxy Statement/Prospectus included therein.

                                            COLLARINI ENGINEERING INC.

                                            /s/  CHERYL R. COLLARINI, P.E.
                                            Cheryl R. Collarini, P.E.
                                            President